ASSET DIVESTITURE AGREEMENT

This Asset Divestiture Agreement (the "Agreement") is entered into as of November 6, 2009, between GATEWAY CERTIFICATIONS, INC., a Nevada corporation ("Gateway"), and [___________] (the “Acquirer”) (each a “Party”, collectively, the “Parties”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Article III hereof.

RECITALS

WHEREAS, Gateway is a party to an Agreement and Plan of Exchange Agreement of even date herewith (the “Exchange Agreement”), with Jianye Greentech Holdings Ltd., a corporation organized under the laws of the British Virgin Islands (“Jianye”) and the shareholders of Jianye, pursuant to which all of the Jianye’s shares of common stock issued and outstanding shall be exchanged (the “Exchange”) for Three Million Two Hundred Thirty Six Thousand Nine Hundred Forty Four (3,236,944) shares of Gateway common stock, par value $0.001 per share (the “Common Stock”);

WHEREAS, it is further intended between the Parties that certain of the assets of Gateway (the “Acquirer Assets”) shall be transferred to the Acquirer in exchange for the assumption by the Acquirer of any and all liabilities associated therewith and the retirement and cancellation by Gateway of an aggregate of 7,950,000 shares of its Common Stock;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1

"Action".  Action means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international governmental authority or any arbitration or mediation tribunal.

Section 1.2

 “Assets".  Assets means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(i)         all accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form;

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(ii)        all apparatus, computers and other electronic data processing equipment, automobiles, trucks, aircraft, rolling stock, vessels, motor vehicles and other transportation  equipment, special and general tools, test devices, prototypes and models and other tangible personal property, but excluding fixtures, machinery, equipment, furniture and office equipment;

(iii)       all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(iv)       all interests in real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Security Interest, lessor, sublessor, lessee, sublessee or otherwise;

(vi)       all interests in any capital stock or other equity interests of any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person; and all other investments in securities of any Person;

(vii)      all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments;

(vii)      all deposits, letters of credit and performance and surety bonds;

(viii)      all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals, and materials and analyses prepared by consultants and other third parties;

(ix)       all Intellectual Property and licenses from third Persons granting the right to use any Intellectual Property;

(x)        all computer applications, programs and other software, including operating software, network software, firmware, middleware, design software, design tools, systems documentation and instructions;

(xi)       all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product literature, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(xii)      all prepaid expenses, trade accounts and other accounts and notes receivables;

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(xiii)    all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(xiv)     all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(xv)    all licenses (including radio and similar licenses), permits, approvals and authorizations which have been issued by any Governmental Authority;

(xvi)     cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and

(xvi)     interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

Section 1.3      "Contracts".  Contracts means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment that is binding on any Person or any part of its property under applicable law.

Section 1.4      "Governmental Approvals".  Governmental Approvals means any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

Section  1.5     “Governmental Authority”. Governmental Authority means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

Section  1.6     "Insurance Policies".   Insurance Policies means insurance policies pursuant to which a Person makes a true risk transfer to an insurer.

Section  1.7     "Intellectual Property".  Intellectual Property means all domestic and foreign patents and patent applications, together with any continuations, continuations-in-part or divisional applications thereof, and all patents issuing thereon (including reissues, renewals and re-examinations of the foregoing); design patents, invention disclosures; mask works; copyrights, and copyright applications and registrations; internet addresses, trademarks, service marks, trade names, and trade dress, in each case together with any applications and registrations therefor and all appurtenant goodwill relating thereto; trade secrets, commercial and technical information, know-how, proprietary or confidential information, including engineering, production and other designs, notebooks, processes, drawings, specifications, formulae, and technology; computer and electronic data processing programs and software (object and sourcecode), data bases and documentation thereof; inventions (whether patented or not); utility models; registered designs, certificates of invention and all other intellectual property under the laws of any country throughout the world.

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Section  1.8     "Liabilities".  Liabilities means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

Section  1.9     "Person".  Person means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

Section 1.10  "Security Interest".  Security Interest means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

Section  1.11   "Separation".  Separation means the transfer and contribution from Gateway to Acquirer, and Acquirer’s receipt and assumption, directly or indirectly, of the Acquirer Assets and Liabilities.

Section  1.12   "Separation Date".  Separation Date means the effective date and time of each transfer of property, assumption of liability, license, undertaking, or agreement in connection with the Separation, which shall be 9:01 a.m., Pacific Time, November 5, 2009, or such date as may be fixed by the Board of Directors of Gateway.

ARTICLE II

CONTRIBUTION AND ASSUMPTION

Section 2.1      Contribution of Excluded Assets and Assumption of Liabilities.

(a)

Transfer of Assets. Effective on the Separation Date, Gateway hereby assigns, transfers, conveys and delivers to the Acquirer, and the Acquirer hereby accepts from Gateway, all of Gateway's right, title and interest in the Acquirer Assets, provided that Gateway shall have effectuated the Exchange prior to the Separation Date as defined in Section 1.2(a). Any Acquirer Assets that are specifically excluded from transfer pursuant to this Agreement shall not be assigned or transferred pursuant to this Section 1.1(a).

(b)

Assumption of Liabilities.  Effective on the Separation Date, the Acquirer hereby assumes and agrees faithfully to perform and fulfill all the Acquirer Liabilities (as defined in Section 1.3(a)) owed by Gateway, associated with the Acquirer Assets, in accordance with their respective terms. Thereafter, the Acquirer shall be responsible for all the Acquirer Liabilities associated with the Acquirer Assets, regardless of when or where such Liabilities arose or arise,

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or whether the facts on which they are based occurred prior to, on or after the date hereof, regardless of where or against whom such Liabilities are asserted or determined or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of law, fraud or misrepresentation by Gateway or the Acquirer or any of their respective directors, officers, employees or agent.

(c)       Cancellation of Notes.  Notwithstanding anything to the contrary contained herein, effective on the Separation Date, the Acquirer hereby agrees to cancel the outstanding notes owed by the Company to the Acquirer as further described in Schedule 1.1(c) attached hereto and made a part hereof.

(d)

Misallocated Assets.  In the event that at any time or from time to time, whether prior to, on or after the Separation Date, any Party hereto shall receive or otherwise possess any Asset that is allocated to any other Person, such Party shall promptly transfer, or cause to be transferred, such Asset to the Person so entitled thereto. Prior to any such transfer, the Party receiving or possessing such Asset shall hold such Asset in trust for any such other Party.

Section 2.2   The Acquirer Assets.

(a)        Included Assets.  For purposes of this Agreement, "the Acquirer Assets" shall mean “without duplication” all of Gateway’s Assets that are operating in Gateway prior to the consummation of the Exchange as more fully set forth on Schedule 1.2(a) which is made a part hereof.

(b)        Excluded Assets.  For the purposes of this Agreement, "Excluded Assets" shall mean all of Gateway’s Assets not set forth in Section 1.2(a) herein.

Section 2.3      The Acquirer Liabilities.

For the purposes of this Agreement, the Acquirer Liabilities" shall mean all Liabilities associated with the Acquirer Assets whether by pledge, hypothecation, attachment, agreement, operation of law or otherwise.

Section 2.4      Governmental Approvals and Consents.

(a)        Transfer In Violation of Laws.  If and to the extent that the valid, complete and perfected transfer assignment or novation to the Acquirer of any of the Acquirer Assets and  the Acquirer Liabilities would be a violation of applicable laws or require any Consent or Governmental Approval, then, unless Acquirer shall otherwise determine, the transfer, assignment or novation to or from the Acquirer, as the case may be, of such Acquirer Assets, shall be automatically deemed deferred and any such purported transfer, assignment or novation shall be null and void until such time as all legal impediments are removed and/or such Consents or Governmental Approvals have been obtained. Notwithstanding the foregoing, such Asset shall still be considered the Acquirer Asset for purposes of determining whether any Liability is the Acquirer Liability; provided, however, that if such covenants or Governmental Approvals have

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not been obtained within six months of the Distribution Date, the Parties will use their reasonable commercial efforts to achieve an alternative solution in accordance with the parties' intentions.

(b)        Expenses.  The Party retaining an Asset due to the deferral of the transfer of such Asset shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by the Person entitled to the Asset, other than reasonable out-of-pocket expenses, attorneys' fees and recording or similar fees, all of which shall be promptly reimbursed by the Person entitled to such Asset.

Section 2.7      Reasonable Commercial Efforts.

Each of Gateway and  the Acquirer, at the request of the other, shall use its reasonable commercial efforts to obtain, or to cause to be obtained, any consent, substitution, approval or amendment required to novate (including with respect to any federal government contract) or assign all rights and obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute  the Acquirer Liabilities or to obtain in writing the unconditional release of all parties to such arrangements other than Acquirer, so that, in any such case,  the Acquirer will be solely responsible for such Liabilities; provided, however, that neither Gateway,  nor the Acquirer shall be obligated to pay any consideration therefor to any third party from whom such consents, approvals, substitutions and amendments are requested.

ARTICLE III

MISCELLANEOUS

Section 3.1      Entire Agreement.

            This Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

Section 3.2      Governing Law.

This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of Nevada, the County Court of New York County and/or the United States District Court for the Southern District of New York shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to this Agreement.

Section 3.3      Notices.

 Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or telegraphed.

Section 3.4      Parties in Interest.

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This Agreement, including the Exhibits and Schedules hereto, and the other documents referred to herein, shall be binding upon and inure solely to the benefit of each party hereto and their legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 3.5      Counterparts.

This Agreement, including the Exhibits and Schedules hereto, and the other documents referred to herein, may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 3.6      Assignment.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors. This Agreement may not be assigned by any party hereto, without the other party's express written consent.

Section 3.7      Severability.

If any term or other provision of this Agreement or the Exhibits or Schedules attached hereto is determined by a nonappealable decision by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 3.8      Failure or Indulgence Not Waiver; Remedies Cumulative.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or the Schedules or Exhibits attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 3.9      Amendment.

No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

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Section 3.10   Authority.

Each of the parties hereto represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

Section 3.11    Interpretation.

The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or a Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 3.12    Conflicting Agreements.

In the event of conflict between this Agreement and any other Ancillary Agreement or other agreement executed in connection herewith, the provisions of such other agreement shall prevail (other than (i) as otherwise provided herein and (ii) the Separation Agreement).

IN WITNESS WHEREOF, each of the parties has caused this General Assignment and Assumption Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

GATEWAY CERTIFICATIONS, INC. By:_____________________________ Name: Lawrence Williams, Jr. Title: Chief Executive Officer	[____________________] By:_____________________________ Name: Title:

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